FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Commission File Number: 1-15270

For the month of August 2012

NOMURA HOLDINGS, INC.

(Translation of registrant’s name into English)

9-1, Nihonbashi 1-chome

Chuo-ku, Tokyo 103-8645

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F       X                Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Information furnished on this form:

EXHIBIT

Exhibit No.

1.	Supplement for Financial Highlights – Three months ended June 30, 2012

The registrant hereby incorporates Exhibit 1 to this report on Form 6-K by reference in the prospectus that is part of Registration Statement on Form F-3 (Registration No. 333-169682) of the registrant and Nomura America Finance, LLC, filed with the Securities and Exchange Commission on September 30, 2010.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOMURA HOLDINGS, INC.

Date: August 2, 2012	By:	/s/ Eiji Miura
Name: Eiji Miura
Title: Senior Managing Director

Presentation of Financial and Other Information

As used in this Form 6-K, references to “Nomura” or “NHI” are to Nomura Holdings, Inc. and its consolidated entities.

Unless otherwise stated, references in this Form 6-K to “yen” are to Japanese yen. Amounts shown in this Form 6-K have been rounded to the nearest indicated digit unless otherwise specified. In tables and paragraphs with rounded figures, sums may not add up due to rounding.

Except as otherwise indicated, all financial information with respect to Nomura presented in this Form 6-K is presented on an unaudited consolidated basis in accordance with U.S. generally accepted accounting principles.

Supplement for Financial Highlights – Three months ended June 30, 2012

Nomura reported net revenue of 369.3 billion yen, income before income taxes of 19.7 billion yen, and net income attributable to NHI shareholders of 1.9 billion yen for three months ended June 30, 2012. Basic-Net income attributable to NHI shareholders per share was 0.51 yen and Diluted-Net income attributable to NHI shareholders per share was 0.50 yen. Annualized return on shareholders’ equity1 was 0.4%.

i.)	Financial position

As of June 30, 2012, Nomura’s total capital ratio2 was 17.4% and its Tier 1 capital ratio2 was 15.0%. Nomura had total assets of 35.3 trillion yen, a decrease of 443.0 billion yen compared to March 31, 2012, primarily due to decreases in Securities borrowed, Cash and cash equivalents, and Loans receivable. Total liabilities as of June 30, 2012 were 32.9 trillion yen, a decrease of 442.7 billion yen compared to March 31, 2012, primarily due to decreases in Trading liabilities, Payables to other than customers, and Long-term borrowings. Total equity as of June 30, 2012 was 2.4 trillion yen, a decrease of 280 million yen compared to March 31, 2012. Leverage ratio as of June 30, 2012 was 16.8 times and adjusted leverage ratio3 was 10.6 times.

[1]	Annualized return on shareholders’ equity is a ratio of net income (loss) attributable to NHI shareholders to total NHI shareholders’ equity multiplied by four.
[2]	These ratios represent preliminary estimates as of the date of this supplement release and may be revised in Nomura’s Quarterly Securities Report on Form 6-K for the period ended June 30, 2012.

Nomura has been assigned as saishu shitei oyagaisha (a “Final Designated Parent Company”) who must calculate consolidated capital adequacy ratios according to the “Establishment of standards on sufficiency of capital stock of a final designated parent company and its subsidiary entities, etc. compared to the assets held thereby” (2010 FSA Regulatory Notice No.130; “Capital Adequacy Notice on Final Designated Parent Company” hereinafter). In April 2011, Nomura calculates Basel 2.5 based consolidated regulatory capital adequacy ratio in accordance with the Capital Adequacy Notice on Final Designated Parent Company. Total capital ratio and Tier 1 capital ratio are non-GAAP financial measures that Nomura considers to be useful measures that Nomura and investors use to assess financial position.

[3]

Adjusted leverage ratio is a non-GAAP financial measure that Nomura considers to be a useful measure that Nomura and investors use to assess financial position. Adjusted leverage ratio equals total assets less securities purchased under agreements to resell and securities borrowed divided by total NHI shareholders’ equity.

ii.)	Expenses

Non-interest expenses for three months ended June 30, 2012 increased by 18.1% from the same period in the prior fiscal year to 349.6 billion yen.

iii.)	Capital and Other Balance Sheet Metrics

As of June 30, 2012, total NHI shareholders’ equity was 2.1 trillion yen, which represented a decrease of 7.5 billion yen compared to March 31, 2012.

Level 3 assets (net)4 were approximately 0.6 trillion yen as of June 30, 2012.

iv.)	Value at Risk

Value at risk5 as of June 30, 2012 was 5.4 billion yen, which represents a 25.0% decrease compared to March 31, 2012.

v.)	Cash Dividends

	For the year ended March 31
	2013	2012
	(Yen amounts)
Dividends per share
dividends record dates
At June 30	—	—
At September 30	—	4.00
At December 31	—	—
At March 31	—	2.00
For the year	—	6.00

vi.)	Number of employees

As of June 30, 2012, Nomura had 35,063 employees globally (Japan: 22,211, Europe: 3,975, Americas: 2,423, Asia-Pacific (including Powai office in India): 6,454).

[4]	This amount represents a preliminary estimate as of the date of this supplement release and may be revised in Nomura’s Quarterly Securities Report on Form 6-K for the period ended June 30, 2012.

Level 3 assets (net) is a non-GAAP financial measure that Nomura considers to be a useful measure that Nomura and investors use to assess financial position. The level 3 assets (net) equals level 3 assets after netting off derivative assets and liabilities.

[5]	Value at risk is defined at 99% confidence level (2.33 standard deviations). Time horizon for outstanding portfolio is 1 day. Inter-product price fluctuations are considered.

Three months ended June 30, 2012 - Business Highlights

Net revenue was 369.3 billion yen, an increase of 11.8% from the same period in the prior fiscal year. Non-interest expenses were 349.6 billion yen, an increase of 18.1% compared to the same period in the prior fiscal year. Income before income taxes was 19.7 billion yen.

•

Net revenue in Retail was 82.7 billion yen, a decrease of 12.2% from the same period in the prior fiscal year. The primary factor for the decrease in net revenue was decreasing commissions for distribution of investment trusts and brokerage commissions.

•

Net revenue in Asset Management was 16.4 billion yen, a decrease of 12.9% compared to the same period in the prior fiscal year. Assets under management as of June 30, 2012 were 23.3 trillion yen, a decrease of 1.3 trillion yen from 24.6 trillion yen as of March 31, 2012.

•

Net revenue in Wholesale was 121.9 billion yen, a decrease of 12.9% compared to the same period in the prior fiscal year. The primary factor for the decrease in net revenue was a decrease in net gain on trading.

•	Nomura maintained Tier 1 capital ratio[6] of 15.0% as of June 30, 2012.

[6]	This ratio represents a preliminary estimate as of the date of this supplement release and may be revised in Nomura’s Quarterly Securities Report on Form 6-K for the period ended June 30, 2012.

In April 2011, Nomura has been assigned as saishu shitei oyagaisha (a “Final Designated Parent Company”) who must calculate consolidated regulatory capital adequacy ratio according to “the Establishment of standards on sufficiency of capital stock of a final designated parent company and its subsidiary entities, etc. compared to the assets held thereby” (2010 FSA Regulatory Notice No.130; “Capital Adequacy Notice on Final Designated Parent Company” hereinafter)) in April 2011. Nomura calculates Basel 2.5 based consolidated regulatory capital adequacy ratio in accordance with the Capital Adequacy Notice on Final Designated Parent Company. Tier 1 capital ratio is a non-GAAP financial measure that Nomura considers to be a useful measure that Nomura and investors use to assess financial position.

Business Segment Information

Retail

Net revenue in Retail for three months ended June 30, 2012 was 82.7 billion yen, a 12.2% decrease from the same period in the prior fiscal year. The primary factor for the decrease in net revenue was decreasing commissions for distribution of investment trusts and brokerage commissions. Non-interest expenses decreased by 2.3% to 70.5 billion yen. As a result, income before income taxes decreased by 44.6% to 12.2 billion yen.

Retail client assets as of June 30, 2012 were 68.2 trillion yen, comprised of 34.4 trillion yen in equities, 6.2 trillion yen in foreign currency bonds, 12.9 trillion yen in domestic bonds including CBs and Warrants, 6.9 trillion yen in stock investment trusts, 4.2 trillion yen in bond investment trusts, 1.3 trillion yen in overseas mutual funds, and 2.2 trillion yen in other7.

Operating Results of Retail

	Billions of yen		% Change
	For the three months ended		(A-B)/(B)
	June 30, 2012 (A)	June 30, 2011 (B)
Net revenue	82.7	94.2	(12.2)
Non-interest expenses	70.5	72.2	(2.3)

Income (loss) before income taxes	12.2	22.0	(44.6)

Asset Management

Net revenue decreased by 12.9% from the same period in the prior fiscal year to 16.4 billion yen. Non-interest expenses decreased by 3.1% to 11.0 billion yen. As a result, income before income taxes decreased by 27.9% to 5.4 billion yen. Assets under management were 23.3 trillion yen as of June 30, 2012, decreased by 1.3 trillion yen from March 31, 2012.

In addition, Nomura Asset Management’s share of public investment trust market in Japan as of June 30, 2012 was 22.2%8,9. Market share in Japan for public stock investment trusts was 17%8,9, while market share for public bond investment trusts was 44%8,9.

Operating Results of Asset Management

	Billions of yen		% Change
	For the three months ended		(A-B)/(B)
	June 30, 2012 (A)	June 30, 2011 (B)
Net revenue	16.4	18.8	(12.9)
Non-interest expenses	11.0	11.4	(3.1)

Income (loss) before income taxes	5.4	7.4	(27.9)

[7]	Includes annuity insurance.
[8]	Nomura Asset Management Co., Ltd. only.
[9]	Source: The Investment Trusts Association, Japan.

Wholesale

Net revenue decreased by 12.9% to 121.9 billion yen (71.5 billion yen from Fixed Income, 37.1 billion yen from Equities, and 13.3 billion yen from Investment Banking) from the same period in the prior fiscal year. The primary factor for the decrease in net revenue was a decrease in net gain on trading. Non-interest expenses decreased by 16.3% to 130.4 billion yen. As a result, loss before income taxes was 8.6 billion yen.

Operating Results of Wholesale

	Billions of yen		% Change
	For the three months ended		(A-B)/(B)
	June 30, 2012 (A)	June 30, 2011 (B)
Net revenue	121.9	140.0	(12.9)
Non-interest expenses	130.4	155.9	(16.3)

Income (loss) before income taxes	(8.6)	(15.9)	—

Note:	Certain prior period amounts have been reclassified, in accordance with the realignment in April 2012.

Other Operating Results

Net revenue was 154.6 billion yen. Income before income taxes was 17.0 billion yen.

Other Operating Results

	Billions of yen		% Change
	For the three months ended		(A-B)/(B)
	June 30, 2012 (A)	June 30, 2011 (B)
Net revenue	154.6	78.6	96.5
Non-interest expenses	137.6	56.6	143.3

Income (loss) before income taxes	17.0	22.1	(23.1)

Note:	Certain prior period amounts have been reclassified, in accordance with the realignment in April 2012.

Segment Information – Operating Segment

The following table shows business segment information and reconciliation items to the consolidated statements of operations.

	Millions of yen		% Change
	For the three months ended		(A-B)/(B)
	June 30, 2012 (A)	June 30, 2011 (B)
Net revenue

Business segment information:
Retail	82,711	94,189	(12.2)
Asset Management	16,418	18,843	(12.9)
Wholesale	121,883	139,962	(12.9)

Subtotal	221,012	252,994	(12.6)
Other	154,567	78,649	96.5

Net revenue	375,579	331,643	13.2

Reconciliation items:
Unrealized gain (loss) on investments in equity securities held for operating purposes	(6,325)	(1,278)	—

Net revenue	369,254	330,365	11.8

Non-interest expenses

Business segment information:
Retail	70,523	72,176	(2.3)
Asset Management	11,048	11,397	(3.1)
Wholesale	130,434	155,880	(16.3)

Subtotal	212,005	239,453	(11.5)
Other	137,583	56,554	143.3

Non-interest expenses	349,588	296,007	18.1

Reconciliation items:
Unrealized gain (loss) on investments in equity securities held for operating purposes	—	—	—

Non-interest expenses	349,588	296,007	18.1

Income (loss) before income taxes

Business segment information:
Retail	12,188	22,013	(44.6)
Asset Management	5,370	7,446	(27.9)
Wholesale	(8,551)	(15,918)	—

Subtotal	9,007	13,541	(33.5)
Other *	16,984	22,095	(23.1)

Income (loss) before income taxes	25,991	35,636	(27.1)

Reconciliation items:
Unrealized gain (loss) on investments in equity securities held for operating purposes	(6,325)	(1,278)	—

Income (loss) before income taxes	19,666	34,358	(42.8)

*	Major components

Transactions between operating segments are recorded within segment results on commercial terms and conditions, and are eliminated in “Other”.

The following table presents the major components of income (loss) before income taxes in “Other”.

	Millions of yen		% Change
	For the three months ended		(A-B)/(B)
	June 30, 2012 (A)	June 30, 2011 (B)
Net gain (loss) related to economic hedging transactions	(1,231)	(1,505)	—
Realized gain (loss) on investments in equity securities held for operating purposes	(736)	681	—
Equity in earnings of affiliates	1,273	3,475	(63.4)
Corporate items	6,624	12,618	(47.5)
Others	11,054	6,826	61.9

Total	16,984	22,095	(23.1)

Note:	Certain reclassifications of previously reported amounts have been made to conform to the current presentation.

RATIO OF EARNINGS TO FIXED CHARGES AND COMPUTATION THEREOF

The following table sets forth the ratio of earnings to fixed charges of Nomura for three months ended June 30, 2012, in accordance with U.S. GAAP.

Millions of yen

For three months ended June 30, 2012
Earnings:
Pre-tax income (loss) from continuing operations before adjustment for income or loss from equity investees	¥17,657
Add: Fixed charges	70,340
Distributed income of equity investees	2,547

Earnings as defined	¥90,544

Fixed charges	¥70,340
Ratio of earnings to fixed charges[10]	1.3

[10]

For the purpose of calculating the ratio of earnings to fixed charges, earnings consist of pre-tax income (loss) before adjustment for income or loss from equity investees, plus (i) fixed charges and (ii) distributed income of equity investees. Fixed charges consist of interest expense. Fixed charges exclude premium and discount amortization as well as interest expense, which are included in Net gain (loss) on trading. Fixed charges also exclude interest within rent expense, which is insignificant.

Disclaimers

•	This document is produced by Nomura. Copyright 2012 Nomura Holdings, Inc. All rights reserved.

•

Nothing in this document shall be considered as an offer to sell or solicitation of an offer to buy any security, commodity or other instrument, including securities issued by Nomura or any affiliate thereof. Offers to sell, sales, solicitations to buy, or purchases of any securities issued by Nomura or any affiliate thereof may only be made or entered into pursuant to appropriate offering materials or a prospectus prepared and distributed according to the laws, regulations, rules and market practices of the jurisdictions in which such offers or sales may be made.

•

No part of this document shall be reproduced, stored in a retrieval system or transmitted in any form or by any means, electronic, mechanical, photocopying, recording or otherwise, without the prior written permission of Nomura.

•

The information and opinions contained in this document have been obtained from sources believed to be reliable, but no representations or warranty, express or implied, are made that such information is accurate or complete and no responsibility or liability can be accepted by Nomura for errors or omissions or for any losses arising from the use of this information.

•

This document contains statements that may constitute, and from time to time our management may make “forward-looking statements” within the meaning of the safe harbor provisions of The Private Securities Litigation Reform Act of 1995. Any such statements must be read in the context of the offering materials pursuant to which any securities may be offered or sold in the United States. These forward-looking statements are not historical facts but instead represent only Nomura’s belief regarding future events, many of which, by their nature, are inherently uncertain and outside Nomura’s control. Important factors that could cause actual results to differ from those in specific forward-looking statements include, without limitation, economic and market conditions, political events and investor sentiments, liquidity of secondary markets, level and volatility of interest rates, currency exchange rates, security valuations, competitive conditions and size, and the number and timing of transactions.

•

The review process of the quarterly consolidated financial statements for this period has not been completed by the independent auditors at the point of disclosing this Supplement for Financial Highlights. As a result of such review, certain of the information set forth herein could be subject to revision, possibly material, in Nomura’s Quarterly Securities Report on Form 6-K for the period ended June 30, 2012.